SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          WYOMING OIL & MINERALS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   983450-10-7
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL, P.C.
           268 SUMMER STREET, 3D FLOOR, BOSTON, MA 02210 (617) 350-7770 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     5/18/74
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983450-10-7

1)  Names of Reporting Persons
    I. R. S. Identification No. of Above Persons (entities only)

      Jack C. Bradley, Jr.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares               2,135,500
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               2,135,500
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      2,135,500

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      8.7%

14) Type of Reporting Person (See Instructions)
      IN



                                 SCHEDULE 13D
                             JACK C. BRADLEY, JR.

Item 1.  Security and Issuer

Common Stock
Wyoming Oil & Minerals, Inc.
330 South Center, Suite 419
Casper, Wyoming 82601

Item 2.  Identity and Background

(a)   Jack C. Bradley, Jr.
(b)   330 South Center, Suite 419, Casper, Wyoming 82601
(c)   President, Wyoming Oil & Minerals, Inc.
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3. Source and Amount of Funds or Other Consideration.

All acquisitions reported herein were made with personal funds or real property of Mr. Bradley.

Mr. Bradley's acquisition of 1,250,000 shares on 1/11/75 was made with $12,500 of personal funds.

Mr. Bradley's acquisition of 860,000 shares on 12/14/79 was made with $17,200 of personal funds.

Mr. Bradley's acquisition of 150,000 shares on 12/14/79 was for the purpose of reimbursement of Mr. Bradley's expenses and payment of his salary by the issuer, based on a per share price of $.02, or $3,000.

Mr. Bradley's acquisition of 400,000 shares on 12/16/79 was made with $20,000 worth of overriding royalty interests in oil and gas leases.

Mr. Bradley's acquisition of 165,000 shares on 1/5/80 was for the purpose of payment of office rent to Mr. Bradley by the issuer, based on a per share price of $.02, or $3,300.

Mr. Bradley's acquisition of 45,000 shares on 8/4/83 was for the purpose of payment of his salary by the issuer based on a per share price of $.03, or $1,350.

Mr. Bradley's acquisition of 35,000 shares on 12/22/89 was made with $350 of personal funds.

Item 4. Purpose of Transaction

The purpose of Mr. Bradley's acquisitions were to assume and retain control of the issuer, and also to relieve the issuer of accounts payable which it had no funds to pay.

This Schedule 13D is being filed in order to report the current holdings of the issuer's common stock by Mr. Bradley as well as his initial acquisition of stock and all changes to his holdings of such stock from the date of his initial acquisition, which was on 5/18/74, to date.

Since 5/18/74, Mr. Bradley has disposed of the following shares of common stock of the issuer on the dates indicated:

20,000 shares by gift on 6/30/76
80,000 shares by sale pursuant to Rule 144 on 8/6/76 at a total sale price of
                  $10,080
150,000 shares by gift on 12/14/79
210,000 shares by transfer pursuant to divorce on 7/2/84
50,000 by private sale on 10/6/86 at a total sale price of $800

On October 29, 1999, the issuer, Mr. Bradley and others entered into a Stock Purchase and Restructuring Agreement with Michael D. Herman. The Agreement provides for, among other things, the purchase by Mr. Herman of 7,400,000 shares of the Company at a price of $0.01 per share, or a total of $74,000.00, which purchase was consummated on November 1, 1999; the holding of an annual meeting pursuant to proxy solicitation, as described below; the arrangement by Mr. Herman of purchasers for certain shares held by stockholders of the issuer; and the arrangement by Mr. Herman of financings of the issuer of at least $1,000,000 and up to $2,000,000 for compensation of options to purchase 700,000 shares of common stock of the issuer at an exercise price of $1.00 per share (post-reverse-split).

The annual meeting which is intended to be held by the issuer in the near future pursuant to proxy solicitation will be for the following purposes:

     1) To elect five directors to the Board, management's nominees for which will be Jack C. Bradley, Jr.; Michael D. Herman; Gerard Laheney (an associate of Michael D. Herman), Frederick Joutz (an associate of Michael D. Herman), and Raymond Mason (an associate of Michael D. Herman);

     2) To authorize a one-for-one hundred reverse split of the Common Stock of the issuer; and

     3)     To authorize 2,000,000 shares of "blank check" preferred stock.

Mr. Bradley and the other current officer and director of the Company, Jess A. Tolerton, have agreed to vote in favor of Mr. Herman and his associates as Directors at the annual meeting, and also to vote in favor of the other proposals to be voted on at the Annual Meeting. It is anticipated that Mr. Herman will also vote in favor of all of the proposals described herein.

Mr. Herman has extensive experience in the oil and gas industries and hopes to bring the Company to profitability and thereby improve its value to its shareholders.


Item 5.  Interest in Securities of the Issuer

(a) Mr. Bradley beneficially owns 2,135,500 shares of Common Stock of the issuer, which represents 8.7% of the outstanding shares. 50,000 of such shares are owned by Manx Oil Corporation, of which Mr. Bradley is the president, a director, and owner of a majority of outstanding common shares.

(b) Mr. Bradley has sole power to vote and dispose of all shares beneficially owned by him.

(c) During the past sixty days, there have not been any transactions by Mr. Bradley in the securities of the issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Stock Purchase and Restructuring Agreement among Mr. Bradley, the issuer, Michael D. Herman, et al., a copy of which is filed as an Exhibit hereto, Mr. Bradley has agreed to vote all of his common shares in favor of the proposals to be voted upon at the issuer's annual meeting to be held in or about January of 2000, which proposals include: (a) a proposal to re-elect Mr. Bradley and to elect three nominees of Mr. Herman to the Board (the parties have since the date of the agreement agreed to elect four additional nominees, rather than three); (b) a proposal to effectuate a one for one hundred reverse split of the issuer's common stock; and (c) a proposal to amend the issuer's Certificate of Incorporation so as to authorize the issuance of 2,000,000 shares of "blank check" preferred stock.

The Stock Purchase and Restructuring Agreement is hereby incorporated by reference in its entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Stock Purchase and Restructuring Agreement

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


12/8/99                                   /s/ Jack C. Bradley, Jr.
Date                                      Jack C. Bradley, Jr.